Filed by Herc Holdings Inc. (Commission File No. 001-33139)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b) under

the Securities Exchange Act of 1934 as amended.

Subject Company: H&E Equipment Services, Inc.

Commission File No.: 000-51759

The following communications are being filed in connection with the proposed acquisition of H&E Equipment Services, Inc. by Herc Holdings Inc.

February 24, 2025

Dear H&E Team,

On behalf of Team Herc, I wanted to convey our excitement for the combination of Herc and H&E.

We have long admired and respected H&E. The fact is, our businesses are highly complementary. Together, we will have a substantially expanded footprint, increased density in key regions with economies of scale, geographic and customer diversification, and a larger fleet to strengthen our position as a premier rental company in North America. Both companies also share a deep commitment to safety and delivering excellent customer service at every touchpoint, and together, we will build on these records.

Over the past several days, we have heard from many of our stakeholders, including employees, customers and shareholders, who have expressed strong support for this transaction. This enthusiasm reinforces our confidence in what we can achieve by bringing our 120 plus years of industry experience together.

While there is much to be excited about, there is still some time before the transaction closes, which is expected by mid-year 2025, subject to various approvals and closing conditions. In the meantime, H&E and Herc remain separate companies, and it will be business as usual for all of us. That means Herc employees and H&E employees must stay focused on their respective businesses.

While we know that so many of us look forward to working together, we will not be able to do that until the transaction closes. In the meantime, we are attaching here and posting on the intranet a one-pager that shares more about Team Herc and an FAQ that answers some questions that may be top of mind for you.

I could not be more thrilled about the opportunity ahead for our combined team and all of our stakeholders.

Larry Silber

President and CEO

Cautionary Note Regarding Forward Looking Statements

This communication includes “forward-looking statements,” within the meaning of Section 21E of the Securities Exchange Act, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements related to the Company, H&E and the proposed acquisition of H&E by the Company that involve substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of each of the Company and H&E, expected valuation and re-rating opportunities for the combined company, and the anticipated timing of closing of the proposed transaction. Forward-looking statements are generally identified by the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “looks,” and future or conditional verbs, such as “will,” “should,” “could” or “may,” as well as variations of such words or similar expressions. All forward-looking statements are based upon our current expectations and various assumptions and apply only as of the date of this communication. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that our expectations, beliefs and projections will be achieved or that the completion and anticipated benefits of the proposed transaction can be guaranteed, and actual results may differ materially from those projected. You should not place undue reliance on forward-looking statements.

There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from those suggested by our forward-looking statements, including, but not limited to, (i) the possibility that the sufficient number of H&E’s shares are not validly tendered into the tender offer to meet the minimum condition; (ii) the Company’s ability to implement its plans, forecasts and other expectations with respect to H&E’s business after the completion of the proposed transaction and realized expected synergies; (iii) the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; (iv) the Company and H&E may be unable to obtain regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the proposed transaction as a condition to obtaining regulatory approvals; (v) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (vi) problems may arise in successfully integrating the businesses of the Company and H&E, including, without limitation, problems associated with the potential loss of any key employees, customers, suppliers and other counterparties of H&E; (vii) the proposed transaction may involve unexpected costs, including, without limitation, the exposure to any unrecorded liabilities or unidentified issues during the due diligence investigation of H&E or that are not covered by insurance, as well as potential unfavorable accounting treatment and unexpected increases in taxes; (viii) the Company’s business may suffer as a result of uncertainty surrounding the proposed transaction, any adverse effects on our ability to maintain relationships with customers, employees and suppliers; (ix) the occurrence of any event, change to other circumstances that could give rise to the termination of the merger agreement, the failure of the closing conditions included in the merger agreement to be satisfied, or any other failure to consummate the proposed transaction; (x) any negative effects of the announcement of the proposed transaction of the financing thereof on the market price of the Company common stock or other securities; (xi) the industry may be subject to future risks including those set forth in the “Risk Factors” section in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and in the other filings with the SEC by each of the

Company and H&E; and (xii) Herc may not achieve its valuation or re-rating opportunities. The foregoing list of factors is not exhaustive. Investors should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of the Company and H&E, including those described in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and in the other filings with the SEC by each of the Company and H&E. All forward-looking statements are expressly qualified in their entirety by such cautionary statements. We undertake no obligation to update or revise forward-looking statements that have been made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

The tender offer described herein has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that the Company and its acquisition subsidiary, HR Merger Sub Inc. (“Merger Sub”), will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, the Company and Merger Sub will file a tender offer statement on Schedule TO and the Company will file a registration statement on Form S-4. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER MATERIALS) AND THE FORM S-4 WILL CONTAIN IMPORTANT INFORMATION. H&E STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF H&E SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The tender offer materials will be made available to holders of H&E stock at no expense to them. The tender offer materials will be made available for free at the SEC’s web site (http://www.sec.gov). Additional copies may be obtained for free by contacting either the Company or H&E. Copies of the documents filed with the SEC by H&E will be available free of charge on H&E’s website at https://investor.he-equipment.com/. Copies of the documents filed with the SEC by the Company will also be available free of charge on the Company’s website at https://ir.hercrentals.com/.

In addition to the tender offer materials, the Company and H&E file annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public at the SEC’s web site (http://www.sec.gov).